Spartan Energy Acquisition Corp.

9 West 57th Street, 43rd Floor

New York, New York 10019

September 23, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spartan Energy Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2020
File No. 001-38625

Ladies and Gentlemen:

Set forth below are the responses of Spartan Energy Acquisition Corp. (the “Company,” “Spartan,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated September 21, 2020, with respect to the Company’s revised preliminary proxy statement, File No. 001-38625, filed with the Commission on September 11, 2020 (the “Revised Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Revised Preliminary Proxy Statement (the “Amended Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amended Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed September 11, 2020

Unaudited Pro Forma Condensed Combined financial Information, page 81

1.

You disclose on pages V and 125 that a total of 49,318,959 shares of Class A Common Stock will be issued to the Fisker shareholders pursuant to the terms of the Business Combination Agreement. The footnote to your pro forma common stock shares outstanding table on page 81 appears to indicate that additional shares will also be issued to these shareholders based on the Closing Cash. Please revise the disclosures as appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages V, VII, 4, 23 and 126 of the Amended Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 23, 2020

Satisfaction of 80% Test, page 123

2.

We note your response to prior comment 16. Please revise to clarify the “comparable company EBITDA multiples and revenue multiples” underlying the Board’s conclusion and how those multiples relate to the valuation it assigned to Fisker.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 123 of the Amended Proxy Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spartan, page 198

3.

Please revise your discussion to provide an analysis of the underlying factors that contributed to material changes in the components of net income. In this regard, we note your G&A expenses and investment income from trust account balances significantly fluctuated between the periods presented. Refer to SEC Release No 33-8350 for guidance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 198 and 199 of the Amended Proxy Statement in response to the Staff’s comment.

Spartan Energy Acquisition Corp Unaudited Condensed Financial Statements

Note 8—Subsequent Events, page F-17

4.

You disclose on page 71 that a purported Spartan stockholder filed a putative class action lawsuit on August 31, 2020 in connection with the business combination. Tell us your consideration to include a discussion of this matter in your subsequent events disclosures.

RESPONSE: The Company respectfully advises the Staff that it considered including a discussion regarding the lawsuit in the subsequent events disclosures. The Company does not believe that the outcome of the lawsuit is likely to have a material effect on the Company’s financial statements. Accordingly, the Company determined not to include a discussion regarding the lawsuit in the subsequent events disclosures.

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Securities and Exchange Commission

September 23, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,
SPARTAN ENERGY ACQUISITION CORP.

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Enclosures

cc:	Ramey Layne, Vinson & Elkins L.L.P.
Henrik Fisker, Fisker Inc.
Albert Vanderlaan, Orrick Herrington & Sutcliffe LLP